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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Julie Sherman
Angela Connell
Christopher Edwards
Christine Westbrook

Re:	Berkeley Lights, Inc.
Registration Statement on Form S-1
Filed on June 26, 2020
File No. 333-239487

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form S-1 (the “Registration Statement”) of Berkeley Lights, Inc. (the “Company”). Unless otherwise indicated, capitalized terms used herein will have the meanings assigned to them in the Registration Statement. In order to be in a position to include the proposed language with respect to the Company’s unaudited preliminary operating results of the second quarter of 2020, the Company is providing this language supplementally to enable the staff (the “Staff”) of the Securities and Exchange Commission to review the proposed disclosure in advance of the filing of an amended Registration Statement.

The following is the proposed disclosure with regard to the preliminary unaudited financial results for the three months ended June 30, 2020:

“Our financial results for and as of the three months ended June 30, 2020 are not yet complete and will not be available until after the completion of this offering. Set forth below are certain preliminary estimated and unaudited data for and as of the three months ended June 30, 2020. The estimated unaudited data set forth below are preliminary and actual results remain

July 6, 2020

subject to the completion of management’s and our audit committee’s reviews and our other financial closing processes as well as the completion and preparation of our consolidated financial data as of and for the three months ended June 30, 2020. Such estimated and unaudited data constitute forward-looking statements based solely on information available to us as of the date of this prospectus and may differ materially from actual results. For additional information, see “Special note regarding forward-looking statements” and “Risk factors.”

The preliminary estimates for and as of the three months ended June 30, 2020 set forth below have been prepared by, and are the responsibility of, management. KPMG LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to such preliminary data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

Once our quarterly financial closing processes are completed, we may report financial results and other data that could differ, and the differences could be material. The following information and estimates contain certain forward-looking statements. While we believe that such information and estimates are based on reasonable assumptions, our actual results may vary, and such variations may be material. Factors that could cause the preliminary estimated and unaudited data to differ include, but are not limited to: (i) additional adjustments in the calculation of, or application of accounting principles for, the financial results for the three months ended June 30, 2020; (ii) discovery of new information that affects accounting estimates, management judgment, or impacts valuation methodologies underlying these estimated results; and (iii) the completion of the interim review of our results for the three and six months ended June 30, 2020.

Preliminary financial results for and as of the three months ended June 30, 2020

Our preliminary estimated and unaudited data for and as of the three months ended June 30, 2020 are as follows:

Three Months Ended June 30, 2020
Estimated
(in thousands)	Low	High
Consolidated statement of operations data:
Revenue	$	$
Gross profit
Loss from operations

July 6, 2020

As of June 30, 2020
(in thousands)	Estimated
Consolidated balance sheet data:
Cash and cash equivalents	$
Long-term debt, current and non-current

Below we have provided information regarding comparisons to prior quarters for context.

Revenue

Our preliminary estimated revenue for the three months ended June 30, 2020 range between $X.X million and $X.X million, which represents decreases of XX% and XX%, respectively, from revenue of $X.X million for the three months ended March 31, 2020. This expected decrease is primarily attributable to the timing of platform placements during the quarter, offset by…. In the three months ended June 30, 2020 we placed X platforms, including X placements to new customers.

Gross profit

Our preliminary gross profit for the three months ended June 30, 2020 ranges between $X.X million and $X.X million, which represent increases of xx% and XX%, respectively, from the gross profit of $X.X million for the three months ended March 31, 2020. This increase is primarily attributable to…

Loss from operations

Our preliminary estimated loss from operations for the three months ended June 30, 2020 ranges between $XX.X million and $XX.X million, which represents increases of XX% and XX%, respectively, from loss from operations of $XX.X million in the three months March 31, 2020. The expected loss from operations is primarily due to an increase in personnel costs, including stock-based compensation expense, increased research and development activity to support ongoing activities associated with various projects to develop and improve systems, workflows and assays, and marketing and advertising expenses to support the expansion of our market presence.”

* * *

July 6, 2020

We are respectfully requesting confidential treatment for this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83.

Please do not hesitate to contact me by telephone at (650) 463-3014 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Brian J. Cuneo
Brian J. Cuneo
of LATHAM & WATKINS LLP

cc:	(via email)

Eric Hobbs, Ph.D., Berkeley Lights, Inc.

Shaun Holt, Berkeley Lights, Inc.

Stuart Merkadeau, Berkeley Lights, Inc.

Alexander White, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP